SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Airbnb, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

009066101**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock. One share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL FUND PARALLEL, LLC (“SCFP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,710,902, of which 45,927 shares are Class A common stock and 2,664,975 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,710,902, of which 45,927 shares are Class A common stock and 2,664,975 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,710,902
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 440,002,134 shares of Class A common stock outstanding as of July 22, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL FUND, L.P. (“SCF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,685,142, of which 468,272 shares are Class A common stock and 19,216,870 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,685,142, of which 468,272 shares are Class A common stock and 19,216,870 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,685,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 440,002,134 shares of Class A common stock outstanding as of July 22, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL FUND MANAGEMENT, L.P. (“SEQUOIA CAPITAL FUND MANAGEMENT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

22,396,044 shares, of which 45,927 shares of Class A common stock and 2,664,975 shares are Class B common stock are directly owned by SCFP and 468,272 shares of Class A common stock and 19,216,870 shares of Class B common stock are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

22,396,044 shares, of which 45,927 shares of Class A common stock and 2,664,975 shares are Class B common stock are directly owned by SCFP and 468,272 shares of Class A common stock and 19,216,870 shares of Class B common stock are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,396,044
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 440,002,134 shares of Class A common stock outstanding as of July 22, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US (TTGP)”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

22,396,044 shares, of which 45,927 shares of Class A common stock and 2,664,975 shares are Class B common stock are directly owned by SCFP and 468,272 shares of Class A common stock and 19,216,870 shares of Class B common stock are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. SC US (TTGP) is the General Partner of SEQUOIA CAPITAL FUND MANAGEMENT.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

22,396,044 shares, of which 45,927 shares of Class A common stock and 2,664,975 shares are Class B common stock are directly owned by SCFP and 468,272 shares of Class A common stock and 19,216,870 shares of Class B common stock are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. SC US (TTGP) is the General Partner of SEQUOIA CAPITAL FUND MANAGEMENT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,396,044
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 440,002,134 shares of Class A common stock outstanding as of July 22, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

ITEM	1.

(a) Name of Issuer:

Airbnb, Inc.

(b) Address of Issuer’s Principal Executive Offices:

888 Brannan Street

San Francisco, California 94103

ITEM	2.

(a) Name of Persons Filing:

Sequoia Capital Fund Parallel, LLC

Sequoia Capital Fund, L.P.

Sequoia Capital Fund Management, L.P.

SC US (TTGP), Ltd.

The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SCF, SEQUOIA CAPITAL FUND MANAGEMENT, SC US (TTGP): Cayman Islands

SCFP: Delaware

(d) CUSIP No.: 009066101

ITEM	3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM	4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM	5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM	6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM	7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM	8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM	9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM	10. CERTIFICATION

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2024

Sequoia Capital Fund Parallel, LLC

By:	Sequoia Capital Fund Management, L.P. its Manager

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Fund, L.P.

By:	Sequoia Capital Fund Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Fund Management, L.P.

By:	Sequoia Capital Fund Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC US (TTGP), Ltd.

By:	/s/ Roelof Botha
Roelof Botha, Director